May 18, 2011

Mr. Gus Rodriguez
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:	TapImmune Inc. (the “Company”)
Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”)
Form 10-Q for the quarter ended June 30, 2010 (the “June 2010 Form 10-Q”)
File No. 0-27239

Dear Mr. Rodriguez:

The following summarizes the Company and the SEC’s correspondence regarding the 2009 Form 10-K and the June 2010 Form 10-Q:

●           comment letter, dated December 23, 2010, from the SEC to the Company;
●           response letter, dated January 28, 2011, from the Company to the SEC;
●           comment letter, dated February 23, 2011, from the SEC to the Company;
●           response letter, dated March 30, 2011, from the Company to the SEC;
●           response letter, dated April 6, 2011, from the Company to the SEC; and
●           comment letter, dated April 21, 2011, from the SEC to the Company.

We set forth below in bold and italics the comments in your letter of April 21, 2011 followed by our responses to each comment.

Form 10-K for the fiscal year ended December 31, 2009

Note 5: Short Term Debt, page 33
1.              Refer to your tabular disclosure of the debt instrument transactions relevant to the current and prior year. The 2004 Convertible Debentures include a cross reference to footnote (i) and the 2008 Promissory Notes due March 30, 2009 include a cross reference to footnote (iv) however we were unable to find these footnotes. Please revise your disclosure to include the appropriate footnote for each debt listed in the table.

Footnotes (i) and (iv) in the referenced table in Note 5 to the financial statements in the 2009 Form 10-K should have been deleted. We include as Exhibit I to this letter a draft of the revised table that you referred to in Note 5 and the footnotes thereto marked to show changes from the 2009 Form 10-K with additions double underlined and in red and deletion struck through and in blue. We will include the revised table in the amendment to the 2009 Form 10-K (the “Amended Form 10-K”).

Note 6: Related Party Transactions, page 34
2.              We are considering your response and proposed disclosure to prior comment one. Please provide us with a schedule of each debt issuance or liability totaling $3,181,207 that was extinguished in conjunction with equity issuances with related parties and unrelated third parties in 2009. Include in your response the amount of stock issued with each debt settlement and how much of each debt issuance or liability was held by related parties and unrelated third parties at the time of the settlement.

As noted, the Company extinguished approximately $3,181,207 of debt in June of 2009 in exchange for the issuance of approximately 31,812,070 shares of common stock, of which approximately 15,432,330 were issued to related parties and 16,379,735 were issued to unrelated parties. Per your request, we set out in the table below, the identity of the parties whose debt was extinguished and the amount of shares that each party received in exchange for the debt. We have grouped those parties in the following table into related and unrelated parties.

Name of debt holder	Amount of debt extinguished	Shares issued upon debt extinguishment

Related Parties
Glynn Wilson	$90,000.00	900,000
Denis Corin	192,575.00	1,925,750
Alan Lindsay	228,288.00	2,282,880
Lee-Anne Corin	29,530.00	295,300
New Paradigm Capital	407,710.00	4,077,100
Pat McGowan	61,566.00	615,660
The Isaiah Capital Trust	533,564.00	5,335,640
Total Related Parties	$1,543,233	15,432,330

Unrelated Parties
Tim Vitalis	$10,000.00	100,000
Copper Eagle	78,303.00	783,030
Terry Pearson	5,000.00	50,000
Derrick Townsend	60,000.00	600,000
Dale Bennet	22,123.00	221,230
Larry Morningstar	11,040.00	110,400
Interactive Investors, Inc.	90,795.95	907,960
Sailesh Barchha	100,000.00	1,000,000
Richard Orders	67,160.00	671,600
James Williams and Charlotte Bevan	67,160.00	671,600
Valorcine Capital, S.A.	100,000.00	1,000,000
Steven Sanders	187,394.77	1,873,948
Douglas Brown	228,491.65	2,284,917
Michelle Stannard	218,555.71	2,185,557
KEPFAM Holdings LLLP	200,749.46	2,007,495
William Rosenstadt	157,866.64	1,578,666
Dusford Overseas Investments Ltd.	33,333.33	333,333
Total Unrelated Parties	$2,640,814	16,379,735

Total	3,181,207	31,812,065

3.             We acknowledge your response to the first bullet point in prior comment one and the third bullet point of prior comment two. It appears that the quoted market price is the best evidence of fair value for all the shares issued in the debt settlement transactions including the two million shares issued to the consultant in the debt settlement transaction where fair value was calculated using an inappropriate block discount. Please revise your accounting for these transactions accordingly and provide us with revised draft disclosures to be included in amendments to your financial statements, including the June 30, 2009 and September 30, 2009 Form 10-Q's and December 31, 2009 Form 10-K or provide us additional information that supports your accounting treatment.

Thank you for providing the opportunity to discuss this matter with the SEC on a telephone call on April 27, 2011. As mentioned on that call, the Company’s management and the Company’s auditors have difficulty in recognizing the quoted market price as being the best evidence of fair value in this situation. This transaction was in substance a financial restructuring and based on the magnitude of the number of shares issued to settle debts was not considered to be in the normal course of business. Immediately prior to the debt settlement agreement, the Company’s market cap was approximately $1,326,000 based on 3,315,101(post-consolidation) common shares outstanding. The debt settlement resulted in the issuance of an additional 33,812,065 shares. The valuation of the Company based on the then quoted market price would be approximately $14,055,000. It is highly improbable for a company to expect its valuation to increase ten times (more than $12,725,000) based solely on $3,181,207 of debt being converted to equity as the share issuance did not add any value to the Company beyond improved working capital and liquidity.

Considering the financial difficulties and liquidity concerns of the Company in 2009, an alternative valuation methodology was concluded to be the best evidence of fair value. Following the previously referenced accounting guidance, we considered whether the common shares issued in settlement of the debt or the debt being settled provided a more reliable estimate of fair value by which to measure the equity issuance.

The key alternatives considered by management at the time were:

Quoted share price

We considered the illiquid nature of the market for the Company’s shares and the potential impact on the trading price which would result from a share issuance 10 times greater than the number of shares currently outstanding. Based on an average monthly volume of 20,000 shares sold in the public market for the five months prior to the consolidation, it would take over 100 years to liquidate the shares issued in the consolidation in the public markets. We concluded that the quoted share price did not provide the best estimate of fair value in the circumstances. Accordingly, we sought an alternative basis for measurement.

Negotiated debt settlement price

The Company and the debtors negotiated a debt settlement at a conversion price of $0.01 per share. The conversion price was based on the lowest bid price offered on the Company’s shares a few weeks prior to the debt settlements. The debtors consisted of approximately 48.5% related parties and 51.5% non-related parties as indicated in the table above. This provided a negotiated transaction price whereby many of the counterparties were at arm’s length. As a result of the debt settlement transaction, a significant portion of the Company’s shares were issued to arms’ length and related party creditors. The magnitude of the share issuances and impact on controlling interests suggests that additional influence may have been present at the time of the settlement transaction.

Transactions in the Company’s debt between arms’ length parties

Prior to and concurrent with the debt settlement noted above, a third party negotiated acquisitions and assignments of approximately $1.25 million of the Company’s debt from the then outstanding debt holders. The third party negotiated acquisitions of the debt at prices between 10% and 100% of the face value of the debt. These debts were acquired and assigned prior to the debt settlement transaction above. In aggregate, the arms length party and the previous debt holders negotiated the acquisition of the debt at 52% of its face value. These arm length parties negotiations and acquisitions provided observable market indicators by which the debt could be valued prior to the settlement transaction. This market valuation was more in-line with expectations based on the financing and working capital difficulties the Company was experiencing at that time.

After consideration of the above three alternatives, management concluded that the transactions in the Company’s debt between arms’ length parties provided the best available evidence of fair value by which to measure the equity issuance on debt settlement.

Note 7: Capital Stock

2009 Share Transactions, page 36

4.             We are considering your response to prior comment three. It appears that your warrant agreement provides that in the event the Company is unable to issue registered shares after one year from the issuance of the warrant, the warrant holders are entitled to receive freely tradable shares pursuant to a "cashless exercise" provision. However you indicate in your response that there is no registration rights agreement. Please explain to us why there is a cashless exercise provision in a private placement of units with no registration rights. Also, please provide us with a copy of applicable warrant agreements.

The purchasers of the Units negotiated a cashless exercise provision for the warrants in the event that the underlying shares were not registered within one year to as means to promote the long-term liquidity of their investment. Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”) provides a safe harbor exemption to the public resale of securities issued by a company without registration under the Securities Act. In particular, Rule 144 allows non-affiliates of most issuers to sell securities that they have held for over one year. Rule 144(d)(3)(x)1 allows holders of shares underlying warrants to tack the holding period of the warrant to that of the underlying share if the warrants are exercised on a cashless basis. By negotiating the cashless exercise term, the purchasers of the Units were increasing the chances that a public resale of the shares underlying at least a portion of their warrants would be a viable option in one-year’s time.

We will file the form of the warrants in question when we file the amendment to the 2009 Form 10-K, (the “Amended Form 10-K”), and we attach a copy of the form of the warrants as Exhibit II to this agreement if you would like to review the form prior to the filing of the Amended Form 10-K.

5.             Please revise your proposed disclosure provided in your previous response dated January 28, 2011 to our previous comment three to include all the material terms of your warrant agreement as required by ASC 505-10-50, such as, when the warrants are exercisable, the term of the warrants, etc.

1 Rule 144(d)(3)(x) states, “Cashless exercise of options and warrants. If the securities sold were acquired from the issuer solely upon cashless exercise of options or warrants issued by the issuer, the newly acquired securities shall be deemed to have been acquired at the same time as the exercised options or warrants, even if the options or warrants exercised originally did not provide for cashless exercise by their terms.”

In the Amended Form 10-K, we propose expanding the sixth, seventh and eight paragraphs following “2009 Share Transactions” in Note 7 as follows (additions in blue and double underlined and deletions in red and struck through) to further describe the terms of the warrants:

“On November 6, 2009, the Company completed a private placement for 625,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, exercisable from November 6, 2009 until November 6, 2014 ~~for a period of five years from the date of issuance~~. The management determined the fair market value of the warrants to be $250,000. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.

On November 6, 2009, the Company completed a private placement for 125,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $100,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, exercisable from November 6, 2009 until November 6, 2014 ~~for a period of five years from the date of issuance~~. The management determined the fair market value of the warrants to be $50,000. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.

On November 30, 2009, the Company completed a private placement for 125,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $100,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, exercisable from November 30, 2009 until November 6, 2014 ~~for a period of five years from the date of issuance for a period of~~. The management determined the fair market value of the warrants to be $61,875. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.”

The cashless exercise provision of the warrants in the November 2009 private placements provides that the holder shall be entitled to receive a certificate for the number of warrant shares equal to the quotient obtained by diving {(A-B) (X)} by (A), where:

(A)            = the volume weighted average price on the trading day immediately preceding the date of such election;

(B)            = the exercise price of this warrant, as adjusted; and

(X)           = the number of warrant shares issuable upon exercise of this warrant in accordance with the terms of this warrants by means of a cash exercise rather than a cashless exercise.

If not exercised prior to the date on which the warrants terminate, the warrants shall be automatically exercised via a cashless exercise on that termination date if the volume weighted average price on that date is higher than the exercise price.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4. Short Term Debt, page 7

6.             We acknowledge your response to our comment four. Please provide us your revised accounting treatment and related disclosures regarding the methodology used to determine the value of the warrants as well as the accounting impact of your revised accounting treatment for all the periods affected. Please note that the Black-Scholes model relies on static assumptions and therefore does not capture the fair value of a warrant with the anti-dilution protection provided in your warrant agreement. Therefore we believe that you should use a more appropriate valuation model.

Management has used the Black Scholes model as it approximates the Binomial valuation model as the number of steps increases. The Company’s historical stock prices indicate a very high  calculated volatility, which is one of the significant inputs used in the Black-Scholes model as well as in other similar models. With volatilities of approximately 200%, the Black-Scholes model closely approximates other option valuation models the Company has considered as the valuation of the option or warrant is nearing (87.5%) the market price of a share at the time.

Series A Warrant - Valuation
Black-Scholes	$0.210
Binomial-lattice	$0.207

If the Company’s management had used an alternative valuation methodology, while the results closely approximated the Black-Scholes model, this would have caused excessive costs and delays in filing amendments. It is our opinion, that the financial statement users would not be impacted by the selection of the Black-Scholes over an alternative valuation methodology while the results approximate each other so closely.

7.             Regarding the related notes payable, please provide us with your analysis under ASC 815 as to whether the embedded conversion option is required to be separated from the debt.

In determining whether the embedded conversion option is required to be separated from the debt (or “debenture”), we first evaluated the accounting for the debt host contract and reviewed for embedded features.

The terms of the debenture provide interest payments and repayment of principal such that the holder will receive its initial investment plus a fixed return, which is characteristic of a debt instrument. Accordingly, the host contract in the debenture is considered to be a “straight debt” instrument that pays a market interest rate appropriate for the contractual life of the instrument.

The next step in the analysis addresses whether the debenture’s embedded conversion option (conversion to shares) meets the criteria for bifurcation under ASC 815.

ASC 815-15-25-1 indicates that an embedded derivative should be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if, and only if, all of the following criteria are met:

a.           The economic characteristics and risks of the embedded derivative are not “clearly and closely related” to the economic characteristics and risks of the host contract.

b.           The hybrid instrument is not re-measured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.           A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)

In our analysis of ASC 815-15-25-1(a), we determined that the changes in the fair value of an equity interest (conversion option) and interest rates on a debt instrument are not considered clearly and closely related. Therefore, the economic characteristics and risks of the debenture conversion options are not clearly and closely related to the economic characteristics and risks of the Debentures straight-debt host contract. Accordingly, the criterion in ASC 815-15-25-1(a) is met.

To address the criteria for ASC 815-15-25-1(b), we concluded that the convertible debt in its entirety would not typically be re-measured at fair value with changes in fair value reported in earnings as they occur under otherwise applicable GAAP, and, therefore, the debenture will not be re-measured at fair value. Accordingly, the criterion in paragraph ASC 815-15-25-1(b) is met.

To address the criteria for ASC 815-15-25-1(c), we reviewed ASC 815-10-15-83, which states:

A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a. Underlying, notional amount, payment provision.. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1. One or more underlyings

2. One or more notional amounts or payment provisions or both.

b. Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c. Net settlement. The contract can be settled net by any of the following means:

1. Its terms implicitly or explicitly require or permit net settlement.

2. It can readily be settled net by a means outside the contract.

3. It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

Our assessment of ASC 815-10-15-83 is that the debenture’s embedded conversion options contains at least one underlying (the Company’s common share price) and a notional amount (the number of the Company’s shares into which the debenture is convertible), so the embedded conversion options, if they were a freestanding financial instrument, would meet the characteristic of a derivative in ASC 815-10-15-83(a).

For purposes of assessing the characteristic in ASC 815-10-15-83(b), the initial net investment in the convertible instrument should not be considered the initial net investment for the embedded conversion option. Instead, the fair value of the embedded conversion option would be considered its initial investment. Accordingly, the embedded conversion options, if it were a freestanding instrument, would meet the characteristics of a derivative in paragraph ASC 815-10-15-83(b).

The conversion feature provides the debt holders the opportunity to convert into common shares of the Company, immediately upon issuance, into unrestricted common shares which permits net settlement (using 3(c) above) and would meet the characteristics of a derivative in paragraph ASC 815-10-15-83(c).

As a result of the preceding assessment, a separate instrument with the same terms as the debenture’s embedded conversion option would meet all of the characteristics of a derivative in paragraphs ASC 815-10-15-83(a)-(c).

The next step in our evaluation is to determine if the embedded conversion option is indexed solely to the entity’s own shares as described in ASC 815-10-15-74 and ASC 815-40-15.  ASC 815-10-15-74 states:

Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:
a. Contracts issued or held by that reporting entity that are both: 1. Indexed to its own stock 2. Classified in stockholders’ equity in its statement of financial position.
At this stage, we have concluded that (1) the conversion option embedded in the debentures are not clearly and closely related to the straight-debt host contract, (2) the debentures are not re-measured at fair value with changes in fair value reported in earnings as they occur, and (3) a separate instrument with the same terms as the embedded conversion option would meet all the characteristics of a derivative as described in ASC 815-10-15-83.

In the next step, we determined whether the debenture embedded conversion option is eligible for the scope exception in ASC 815-10-15-74(a). If the embedded conversion option meets the scope exception, it would not be separated from the debt host contract and accounted for as a derivative. ASC 815-40-15 addresses whether an embedded feature is indexed to an entity’s own stock, which is the first part of the scope exemption in paragraph ASC 815-10-15-74 (a). If an embedded feature is not considered indexed to the entity’s own stock under ASC 815-40-15, that embedded feature is not eligible for the scope exception in ASC 815-10-15-74 (a).

The evaluation under ASC 815-40-15 is a two-step process. The first step evaluates any contingent exercise provisions and the second evaluates any provisions that affect the settlement amount, as follows:

815-40-15 Step one – Evaluate the Contingent Exercise Provisions

An embedded feature is considered indexed to an entity’s own stock provided that (1) the contingency provisions are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations

The embedded conversion option does not contain an exercise contingency. Proceed to step two.

815-40-15 Step two – Evaluate the Settlement Provisions

An embedded feature is considered indexed to an issuer’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the issuer’s equity shares and a fixed amount of debt instrument issued by the entity (the “fixed-for-fixed”). The number of shares used to calculate the settlement amount is not fixed if its terms provide for any potential adjustments, regardless of the probability of such adjustments or whether such adjustments are in the issuer’s control.

The debt holders have anti-dilution (“Down-round”) protection in the conversion option, whereby the holder may convert their notes into common shares of the Company at a $0.30 conversion ratio which may adjusted downwards based on new equity, debt or option issuances by the Company at a price which is less than $0.30 per share.

In evaluating the settlement provision, we have determined that there is significant variability in the fair value of settlement. The price adjustment provision could affect the number of shares issuable by adjustment of the conversion price at which the debt is convertible. Accordingly, we have concluded that the embedded conversion option is not indexed to the Company’s own stock and as a result the embedded conversion option would not be classified in stockholders’ equity and must be recorded as a derivative liability on the balance sheet.

General

8.             The Company's written statement we requested at the end of our original letter dated December 23, 2010 does not contain the proper language. The Company's written statement appears to address only the Company's responsibility for the adequacy and accuracy of the disclosure in the Preliminary Information Statement or the Definitive Information Statement and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to only the Preliminary Information Statement or the Definitive Information Statement. Please include the appropriate written statement requested in your next response.

The Company recognizes this error and confirms that the statements made in the following paragraph apply not only to this letter, but also to the Company’s letters to the SEC dated January 28, 2011, March 30, 2011 and April 6, 2011.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K, the June 2010 Form 10-Q and its other periodic reports (“Periodic Reports”), (ii) comments from the staff  of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Periodic Reports and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Glynn Wilson

cc:          Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant

EXHIBIT I

Portion of Note 5 to Financial Statements
showing revisions to footnotes in first table therein

The following is a summary of debt instrument transactions that are relevant to the current and prior year:

Unsecured	Balance at December 31, 2009	Amount Settled Through Share Issuance	Accrued Interest to Settlement Date	Balance at December 31, 2008	Note Discount at December 31, 2008	Outstanding Principal Balance at December 31, 2008

2004 Convertible Debenture
Convertible note ~~(i)~~, 8% interest, demandable	$-	$73,520	$16,887	$56,633	$-	$56,633

2007 Promissory Notes
Notes (~~i~~i) & (~~i~~ii), 12% interest, due March 30, 2009	-	407,710	82,710	284,119	(40,811)	325,000

2008 Promissory Notes
Note ~~(~~v~~)~~, 18% interest, due March 30, 2009	-	78,303	13,303	54,545	(10,455)	65,000
Note (iii~~v~~), 18% interest, due March 30, 2009	-	32,193	5,193	22,657	(4,343)	27,000
Notes (iv~~i~~) & (v~~ii~~), 18% interest, due March 30, 2009	-	533,564	83,564	377,620	(72,380)	450,000
Note (vi~~ii~~), 18% interest, due March 30, 2009	-	29,685	4,685	20,979	(4,021)	25,000
Note (vii~~x~~), 18% interest, due March 30, 2009	-	10,890	890	3,407	(6,593)	10,000
	$-	$1,165,865	$207,232	$819,960	$(138,673)	$958,633

(i~~i~~) & (ii~~i~~) Issued on August 31, 2007 to a company related through a family member of a director.

(iii~~v~~) Issued May 5, 2008 to a company controlled by a director.

(iv~~i~~) & (v~~ii~~) Issued on May 14, 2008 to a company related through a family member of an officer.

(vi~~ii~~) Issued May 15, 2008 to an officer of the Company.

(vii~~x~~) Issued November 15, 2008 to an officer of the Company.

EXHIBIT II

Form of Warrant

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

To Purchase ________ Shares of Common Stock of

TAPIMMUNE INC.

THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, __________________________ (the “Holder”), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after November ___, 2009 and on or prior to the close of business on the fifth anniversary of such date (the “Termination Date”) but not thereafter, to subscribe for and purchase from TapImmune Inc., a Nevada corporation (the “Company”), up to ____________ shares (the “Warrant Shares”) of Common Stock, par value $.001 per share, of the Company (the “Common Stock”). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.                      Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Subscription Agreement (the “Purchase Agreement”),  among the Company and the purchaser signatory thereto.

Section 2.                      Exercise.

a)           Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after October ___, 2009 and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed  hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); provided, however, within 5 Trading Days of the date said Notice of Exercise is delivered to the Company, if this Warrant is exercised in full, the Holder shall have surrendered this Warrant to the Company and the Company shall have received  payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise Form within 1 Business Day of receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

b)           Exercise Price. The exercise price of the Common Stock under this Warrant shall be $1.20, subject to adjustment hereunder (the “Exercise Price”).

c)           Cashless Exercise. If at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date of such election;

(B) = the Exercise Price of this Warrant, as adjusted; and

(X) = the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

d)           Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a  Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2(c) or otherwise, to the extent that after giving effect to such issuance after exercise, such Holder (together with such Holder’s affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder’s affiliates), as set forth on the applicable Notice of Exercise, would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by such Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by a Holder that the Company is not representing to such Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and such Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which a portion of this Warrant is exercisable shall be in the sole discretion of a Holder, and the submission of a Notice of Exercise shall be deemed to be each Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Form 10-QSB or Form 10-KSB, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by such Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Beneficial Ownership Limitation provisions of this Section 2(d) may be waived by such Holder, at the election of such Holder, upon not less than 61 days’ prior notice to the Company to change the Beneficial Ownership Limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant, and the provisions of this Section 2(d) shall continue to apply. Upon such a change by a Holder of the Beneficial Ownership Limitation from such 4.99% limitation to such 9.99% limitation, the Beneficial Ownership Limitation may not be waived by such Holder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

e)           Mechanics of Exercise.

i.      Authorization of Warrant Shares. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

ii.      Delivery of Certificates Upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC”) system if the Company is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise within 5 Trading Days from the delivery to the Company of the Notice of Exercise Form, surrender of this Warrant (if required) and payment of the aggregate Exercise Price as set forth above (“Warrant Share Delivery Date”). This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(e)(vii) prior to the issuance of such shares, have been paid.

iii.      Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iv.      Rescission Rights. If the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 2(e)(iv) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

v.      Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

vi.      No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

vii.      Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

viii.           Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

Section 3.	Certain Adjustments.

a)      Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (A) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Warrant), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)      Pro Rata Distributions. If the Company, at any time prior to the Termination Date, shall distribute to all holders of Common Stock (and not to Holders of the Warrants) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock, then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

c)      Fundamental Transaction. If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, (a) upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event or (b) if the Company is acquired in an all cash transaction, cash equal to the value of this Warrant as determined in accordance with the Black-Scholes option pricing formula. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder’s right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(c) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

d)      Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

e)      Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

f)      Notice to Holders.

i.   Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to this Section 3, the Company shall promptly mail to each Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company issues a variable rate security, despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised in the case of a Variable Rate Transaction (as defined in the Purchase Agreement).

ii.      Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 20-day period commencing on the date of such notice to the effective date of the event triggering such notice.

Section 4.	Transfer of Warrant.

a)      Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Sections 5(a) and 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)      New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

c)      Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)      Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the shares underlying this Warrant have not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such transfer (i) that the Holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), or (a)(8) promulgated under the Securities Act or a qualified institutional buyer as defined in Rule 144A(a) under the Securities Act.

Section 5.	Miscellaneous.

a)      Title to Warrant. Prior to the Termination Date and subject to compliance with applicable laws and Section 4 of this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed. The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company.

b)      No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price (or by means of a cashless exercise), the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

c)      Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

d)      Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

e)      Authorized Shares.

The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed.

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

f)      Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

g)      Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

h)      Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

i)      Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

j)      Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

k)      Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

l)      Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

m)      Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

n)      Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

o)      Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated:

TAPIMMUNE INC.
By:__________________________________________ Name: Title: